Exhibit 99.3

1 JULY 2014

ASX Release:

Update of NASDAQ Initial Public Offering

Further to the announcement on 27 June 2014, Moko Social Media Limited (ASX code: MKB, NASDAQ Code: MOKO) (“MOKO” or “Company”) is pleased to provide a further update in relation to the Company’s NASDAQ initial public offering.

As previously announced, the Company priced its U.S. initial public offering of 1.1 million American Depositary Shares (“ADSs”), each representing 40 ordinary shares of the Company, with a public offering price of $7.50 per ADS for a placement to institutional and sophisticated investors. The ADSs began trading on The NASDAQ Global Market on June 27, 2014 under the symbol “MOKO” and closed at US$7.70, up $0.20c or 2.7% on that day.

The closing of the initial public offering is expected to occur on July 1, 2014, (New York time) subject to customary closing conditions.

In addition to the US$8.25m to be received from the NASDAQ public offering, the Company has received a further AU$2.6m from recent option conversions, providing the Company with additional capital totalling approximately AU$11.4 million. This amount does not include the potential to raise a further US$1.37 million should the underwriters chose to convert their over-allotment from the placement. Should they choose to do so, the total gross amount from the Nasdaq IPO and the ASX option conversions, would be approximately AU$12.77 million.

In commenting on the success of the NASDAQ initial public offering, the Company’s Chairman, Mr Greg McCann said “We are delighted with the outcome of our NASDAQ listing and associated public offering, with the Company’s securities now being traded on the world’s second largest stock exchange by market capitalisation.” He continued, “The end result of this process is that the Company is now well funded and we are in an excellent position to be able to execute on our U.S. business plan.”

Greg McCann

Chairman

This announcement is for informational purposes only and is neither an offer to sell nor an offer to buy any securities, or a recommendation as to whether investors should participate in the offering. The offer is made solely by the prospectus included in the registration statement the Company expects to be filing with the Securities and Exchange Commission in the United States.

Special Note on Forward-Looking Statements

This press release contains information that constitutes forward-looking statements and uses forward-looking terminology such as “anticipate” “propose” “expect” and “will,” negatives of such terms or other similar statements. You should not place undue reliance on any forward-looking

MOKO SOCIAL MEDIA LIMITED ABN 35 111 082 485 ASX: MKB T: +61 2 9299 9690 F: +61 2 9299 9629 Suite 4 Level 9 341 George Street Sydney, NSW 2000 Australia MOKOsocialmedia.com contact@MOKO.mobi statement due to its inherent risk and uncertainties, both general and specific. Although we believe the assumptions on which the forward-looking statements are based are reasonable and within the bounds of our knowledge of our business and operations as of the date hereof, any or all of those assumptions could prove to be inaccurate. Risk factors that could contribute to such differences include our ability to prepare required documents in connection with the proposed offering, the timing of regulatory review, shareholder approval of our ability to sell shares in the proposed offering, approval of our proposed listing on the Nasdaq Global Market, and the performance of the United States and global capital markets and companies in our sector, as well as factors relating to the performance of our business, including intense competition we face; failure to innovate and provide products and services that are useful to users; our ongoing need for capital for investment in new and existing business strategies and new products, services and technologies, including through acquisitions; our dependence on advertising revenues; the potential for declines in our revenue growth rate and downward pressure on our operating margin in the future; increased regulatory scrutiny that may negatively impact our business; legal proceedings that may result in adverse outcomes; failure to maintain and enhance our brand; uncertainty as to our ability to protect and enforce our intellectual property rights; and uncertainty as to our ability to attract and retain qualified executives and personnel. The forward-looking information provided herein represents the Company’s estimates as of the date of the press release, and subsequent events and developments may cause the Company’s estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company’s estimates of its future intentions as of any date subsequent to the date of this press release. Our plans regarding a proposed offering and listing on the Nasdaq Global Market may differ materially from information contained in the forward-looking statements as a result of these risk factors or others, as well as changes in plans from our board of directors and management.